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Exhibit 12.1

Statement Regarding Computation of
Ratio of Earnings to Fixed Charges

	Year Ended December 31,	Nine Months Ended September 29,
($ in millions)	Pro Forma 2001	Historical 2002	Pro Forma 2002
Earnings (loss) before taxes	$(72.4)	$189.4	$287.1
Plus:
Interest expensed and capitalized and amortization of financing costs	138.7	56.8	101.0
Interest expense within rent	25.5	12.2	15.2
Amortization of capitalized interest	2.7	1.5	1.5
Distributed income of equity investees	—	—	—
Less:
Interest capitalized	(1.8)	(1.7)	(1.7)

Adjusted Earnings	92.7	258.2	403.1
Fixed Charges	164.2	69.0	116.2
Ratio of earnings to fixed charges	0.6x	3.7x	3.5x
	Year Ended December 31,
($ in millions)
	2001	2000	1999	1998	1997
Earnings (loss) before taxes	$(113.7)	$113.9	$171.2	$27.3	$85.9
Plus:
Interest expensed and capitalized and amortization of financing costs	89.7	98.5	109.6	80.9	57.9
Interest expense within rent	21.7	25.4	18.0	15.4	12.7
Amortization of capitalized interest	2.3	2.0	1.9	2.1	2.6
Distributed income of equity investees	—	—	1.5	2.5	6.9
Less:
Interest capitalized	(1.4)	(3.3)	(2.0)	(2.3)	(4.4)

Adjusted earnings	(1.4)	236.5	300.2	125.9	161.6
Fixed charges (1)	111.4	123.9	127.6	96.3	70.6
Ratio of earnings to fixed charges	—(2)	1.9x	2.4x	1.3x	2.3x

(1)
Fixed charges include interest expensed and capitalized as well as interest expense within rent.
(2)
During 2001 there was a deficiency of earnings to fixed charges of $112.8 million.

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  Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges